UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended October 31, 2023

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ________ to ________

COMMISSION FILE NUMBER 1-4121

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

JOHN DEERE SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEERE & COMPANY
ONE JOHN DEERE PLACE
MOLINE, ILLINOIS 61265

REQUIRED INFORMATION

     1. The Financial Statements and Schedule of the John Deere Savings and Investment Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23.	Consent of Deloitte & Touche llp, Independent Registered Public Accounting Firm

john deere savings and investment plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Plan Administrator of the John Deere Savings and Investment Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the John Deere Savings and Investment Plan (the “Plan”) as of October 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended October 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended October 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of October 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

April 18, 2024

We have served as the auditor of the Plan since 1985.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF OCTOBER 31, 2023 AND 2022

ASSETS:	2023	2022

PARTICIPANT-DIRECTED INVESTMENTS
Investment in John Deere Savings Plans Master Trust	$8,657,114	$8,172,730

RECEIVABLES - Loans to participants	41,035	35,553

NET ASSETS AVAILABLE FOR BENEFITS	$8,698,149	$8,208,283

See notes to financial statements.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED OCTOBER 31, 2023

ADDITIONS:

CONTRIBUTIONS:
Participant	$231,675
Company	218,645
Total contributions	450,320

INVESTMENT INCOME - Net participation in activity of John Deere
Savings Plans Master Trust	538,511

Interest on participant loans	2,470

TOTAL ADDITIONS	991,301

DEDUCTIONS:

Benefits paid to participants	505,825

Administrative expenses	292

TOTAL DEDUCTIONS	506,117

NET INCREASE	485,184

NET TRANSFERS FROM AFFILIATE PLAN	4,682

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	8,208,283

End of year	$8,698,149

See notes to financial statements.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF OCTOBER 31, 2023 AND 2022

AND FOR THE YEAR ENDED OCTOBER 31, 2023

1.	DESCRIPTION OF PLAN

The following is a general description of the John Deere Savings and Investment Plan (the “Plan”). This description applies to each of the years for which financial statements are presented and provides only general information. For a more complete description of the Plan’s provisions, participants should refer to the Plan document.

Deere & Company (the “Company”) maintains two defined contribution plans in the U.S. for the benefit of its employees. The investment assets of these plans are commingled and held in the John Deere Savings Plans Master Trust (the “Master Trust”). These plans are the John Deere Savings and Investment Plan and the John Deere Tax Deferred Savings Plan for Wage Employees. Each of the participating plans has an interest in the net assets of the Master Trust and changes therein.

Presentation of Amounts
All amounts are presented in thousands of dollars, unless otherwise specified.

General

The Plan was established July 1, 1984 by the Company for eligible employees of the Company and its subsidiaries. The purpose of the Plan is to encourage those employees to provide for their financial security through regular tax advantaged savings and to assist them through matching contributions from the Company’s profits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Deere & Company 401(k) Benefits Committee is the administrator of the Plan (“Administrator”). Fidelity Management Trust Company, Boston, Massachusetts, is the Plan trustee (“Trustee”), and Fidelity Investment Institutional Operations Company, Inc., an affiliate of the Trustee, is the recordkeeper (collectively, “Fidelity”).

Eligibility

Employees are eligible to participate in the Plan immediately upon hire if they are salaried or certain non-bargained hourly employees on the U.S. payroll of the Company or its participating subsidiaries.

Contributions

An eligible employee may elect to become a participant in the Plan by contacting Fidelity to authorize the Company to withhold contributions from his or her compensation during the period of participation. The Plan provides for automatic enrollment of all eligible newly hired employees at a six percent deferral rate. The Plan has an Annual Increase Program whereby newly hired eligible employees will have their deferral rates automatically increased by one percent every March 1st until changed by the employee. Participant contributions and investment elections are processed through Fidelity using a voice-response system, online through NetBenefits, or through a Fidelity representative. Participant contributions can range from one percent to 75 percent of compensation, as elected by the participant, as limited by the Internal Revenue Code (“IRC”). Participants may amend or revoke their elections as of the next occurring payroll period. The Plan accepts Roth elective contributions, as well as Roth catch-up contributions, made on behalf of eligible participants, which are allocated to a separate account source. Participants can rollover balances from conduit individual retirement accounts and qualified plans of former employers. The Company provides matching contributions to employees participating in the Plan up to a maximum of six percent of the employee’s earnings, as limited by the IRC. The percentage is determined in accordance with the Plan document and is based on the profitability of the Company during the preceding fiscal year. Effective January 1, 2023, the matching contributions for all Plan options are 300 percent for the first two percent and 100 percent for the next four percent contributed by the employee.

Contributions are sent to Fidelity as soon as practicable following each payroll period and are invested by Fidelity in the funds as specified by participants. Monies will be held and invested by Fidelity in a BlackRock Lifepath Index Fund closest to the employee’s 65th birthday (the default investment option) until designated investments have been elected by the participant.

All contributions are considered tax deferred under section 401(a) of the IRC, with the exception of Roth elective deferrals, which are made on an after-tax basis.

The Plan has the following options based on hire date:

●	Traditional - covers employees with hire dates before November 1, 1996 except for employees who opted into the Contemporary option described below. Under this option, the Company matching contributions are calculated as previously described and participants are fully vested in their account balance at all times.
●	Contemporary - generally covers employees with hire dates on or after November 1, 1996 and existing employees at January 1, 1997 that selected this option. Under this option, participants received a higher matching contribution from the Company than participants in the Traditional option until January 1, 2023. In the Contemporary option, the Company match is three times greater for the first two percent of participant contributions than the next four percent. The Company matching contribution vests after the participant has completed their third year of service.
●	Grow Together – generally covers employees with hire dates on or after January 1, 2023, and employees with hire dates on or after November 1, 2014 that elected participation in this option. These employees are provided with a noncontributory employer contribution of four percent, in addition to the Company matching contribution described above, that is fully vested and non-forfeitable. The Company matching contribution vests after the participant has completed their third year of service.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, employer matching contributions, Plan earnings/losses (based on each participant’s investment elections), and charged with withdrawals and administrative expenses. Participants are immediately vested in their contributions and allocated earnings or losses. The benefit to which a participant is entitled is one that can be provided from the participant’s vested account balance.

Forfeited Accounts

At October 31, 2023 and 2022, forfeited nonvested accounts totaled $452 and $462, respectively. These accounts will be used to reduce future Company contributions. During the year ended October 31, 2023, Company contributions were reduced by $1,950 from forfeited nonvested accounts.

Fund Elections

Participants in the Plan direct the investment of their account balances into one or more investment funds, which include the following as of October 31, 2023:

●	Blended Interest Fund
●	Deere & Company Common Stock Fund*
●	International Equity Fund
●	Any of 23 Common Collective Trust Funds

*Participants may not invest more than 20 percent of their future contributions in the Deere & Company Common Stock Fund or make an exchange into the Deere & Company Stock Fund that would result in the participant’s Deere & Company Stock Fund holdings exceeding 20 percent of their holdings after the exchange. This fund includes a dividend payout feature whereby participants may elect to receive dividends in their vested shares of Company common stock in either cash or as a reinvestment in Company common stock. If no election is made, the default option is reinvestment in Company common stock.

In addition, participants have access to Fidelity BrokerageLink, which is a self-directed brokerage account. Through this account, a participant has access to several thousand open-ended mutual funds from a variety of fund families.

Loans

Employees who participate in the Plan are eligible to borrow against their account balances. Loans must be at least $1,000 and are limited to the lesser of $50,000 (reduced by the participant’s highest outstanding loan balance during the immediately preceding one year period) or 50 percent of their vested account balances on the effective dates of the loans, and the term of the loan may not exceed five years (ten years if the loan proceeds are used to purchase a primary residence). The loans are secured by the balance in the participant’s account and interest is assessed at a rate which is determined based on the published prime interest rate. Repayment for actively employed participants is intended to be made via payroll deductions. A participant with an outstanding loan at the time of unpaid leave of absence, retirement, or separation from service may opt to continue making loan payments through the financial institution of their choice, which sends payments to Fidelity via Automated Clearing House transfers. A minimum of one payment must be made each quarter (equal to all payments due for the quarter) to keep the loan current. The entire loan must be repaid within five years of the effective date of the loan, unless the loan proceeds were used to purchase a primary residence, or the original loan term, whichever is less. Failure by the participant to make a quarterly payment or pay the loan off within five years of inception or the original loan term, whichever is less, will result in the outstanding loan balance becoming a taxable distribution to the participant. If an eligible participant elects to take full distribution of his account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits

Distributions are not permitted while the participants are employed by the Company unless a distribution is required to meet legal requirements or the participant has reached age 59-1/2. Participants who have terminated employment with the Company or retired may elect an immediate single lump-sum distribution or elect to receive periodic withdrawals. Retired and separated participants with vested balances of $1,000 or less are required to take full distribution of their account. Participants also have the option to leave their unvested account balances in the Plan, subject to certain limitations and required minimum distribution rules. The beneficiary of a participant who died may elect a deferred distribution payable no later than five years after the participant’s death. Distributions from the Deere & Company Common Stock Fund may be in cash or whole shares and residual cash. Distributions from all other funds are in cash.

Employees are subject to federal income taxes on the pre-tax distributions from their accounts in the calendar year in which such distributions are received from Fidelity.

Hardship Withdrawals

Participants in the Plan, under IRS guidelines, may request hardship withdrawals for heavy and immediate financial needs which cannot be reasonably met from other resources of the participant. Only one hardship withdrawal is allowed in a 12-month period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments, including mutual funds, common collective trusts, common stock, fixed income securities, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections. Additionally, the investments within each investment fund option are further diversified into varied financial instruments, with the exception of the Deere & Company Common Stock Fund. The Deere & Company Common Stock Fund represents 12 and 14 percent of the Master Trust total investments at fair value at October 31, 2023 and 2022, respectively. The Fidelity Growth Fund represents 17 percent and 16 percent of the Master Trust total investments at fair value at October 31, 2023 and 2022, respectively.

Valuation of Investments

Investments are stated at fair value except for the Blended Interest Fund, which is recorded at contract value.

Deere & Company Common Stock Fund – Fair value is based on the closing sales price reported on recognized securities exchanges on the last business day of the fiscal year. The Deere & Company Common Stock Fund is maintained on a unit value basis and includes a money market fund for liquidity purposes. Therefore, the net asset value of the fund (the “unit price”) will, generally, be different from the closing price of the underlying stock on the New York Stock Exchange. The individual assets of the stock fund are considered separately for accounting, auditing, and financial statement reporting purposes. The number of units and related net asset value per unit in dollars as of October 31, 2023 and 2022 for the fund are as follows:

	Master Trust	Plan	Net Asset
	Units	Units	Value
	Outstanding	Outstanding	Per Unit

October 31, 2023	2,160,888	1,714,865	$ 520.96
October 31, 2022	2,266,976	1,793,078	$ 562.66

Mutual Funds – The mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan on the last business day of the fiscal year.

Blended Interest Fund – The Blended Interest Fund is invested in synthetic guaranteed investment contracts (“GICs”) as described in Note 3 and is measured at contract value. Contract value represents contributions made to the Fund, plus credited earnings, less participant withdrawals.

Fidelity BrokerageLink Accounts – The BrokerageLink accounts are valued at the closing net asset values of the mutual funds comprising the account.

International Equity Fund – The fund is a separately managed fund for the benefit of the Master Trust only and has an underlying portfolio of multiple Common Collective Trust Funds.

Common Collective Trust Funds – These funds are valued at redemption price which is based on the fund’s net asset value using the asset value per share practical expedient for the units held by the Plan on the last business day of the fiscal year, as determined by the issuers of the funds based on the fair value of the underlying investments.

Purchases and sales of securities are recorded on a trade-date basis.

Income Recognition

Interest on bank and insurance contracts in the Blended Interest Fund and mutual funds is accrued daily and credited to the funds at the end of each month. Dividends are accrued in the Deere & Company Common Stock Fund as of the ex-dividend date and are reflected as an increase in the fund’s net asset value on that day. Dividends in other funds are recorded on the ex-dividend date and are allocated to participants’ accounts on that day. Earnings, net of management fees and operating expenses, including unrealized appreciation or depreciation in market value of investments, are allocated daily among participants based on the ratio of their respective account balances as of the close of the preceding day.

Net Transfers From Affiliate Plan

Net transfers represent assets transferred to and from the Plan to and from the John Deere Tax Deferred Savings Plan for Wage Employees Plan during the year ended October 31, 2023. The Plan permits participants’ accounts to transfer as their plan participation and eligibility follows their employment status within the Company.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were immaterial at October 31, 2023 and 2022.

Loans to Participants

Loans to participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses

Administrative expenses of $2.00 per participant are deducted from participant accounts each calendar quarter. Participants also pay administrative costs for loans and qualified domestic relation orders. The remaining expenses are paid by the Company.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

3. MASTER TRUST

The investment in the Master Trust represents the Plan’s proportionate share of the net assets of the Master Trust which have been accumulated through participant and Company contributions and investment activity of the Master Trust less benefit payments and certain administrative expenses. Use of the Master Trust permits the commingling of the Plan’s assets with the assets of the John Deere Tax Deferred Savings Plan for Wage Employees for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, Fidelity, as trustee, maintains supporting records for the purpose of allocating the net assets and net gain or loss of the investment accounts to each of the participating plans. The net earnings or loss of the accounts for each day are allocated by Fidelity to each participating plan investment fund based on the relationship of the interest of each plan to the total of the interests of both participating plans.

The Master Trust net assets and the Plan’s interest in the Master Trust net assets at October 31, 2023 and 2022 are summarized as follows:

	2023		2022
	Master Trust	Plan’s Interest in Master Trust	Master Trust	Plan’s Interest in Master Trust

Noninterest-Bearing Cash	$673	$673	$589	$589

Blended Interest Fund at Contract Value	428,497	345,683	531,679	433,417

Deere & Company Common Stock	1,125,737	893,377	1,275,541	1,008,897
Common Collective Trust Funds	7,842,306	6,850,632	7,077,795	6,227,277
Mutual Funds	96,380	86,600	90,940	79,984
Fidelity BrokerageLink Accounts	515,278	479,985	456,372	423,292
Total Investments at Fair Value	9,579,701	8,310,594	8,900,648	7,739,450

Receivables	26,840	21,604	12,067	9,751

Total Assets	10,035,711	8,678,554	9,444,983	8,183,207

Liabilities	26,628	21,440	12,957	10,477

Net Assets	$10,009,083	$8,657,114	$9,432,026	$8,172,730

The net investment income of the Master Trust and the Plan’s interest for the year ended October 31, 2023 consisted of the following:

	Master Trust	Plan's Interest in Master Trust
Net appreciation	$543,115	$489,317
Interest and dividends	56,784	49,194
Net investment income	$599,899	$538,511

Blended Interest Fund

The Blended Interest Fund is a stable value investment option available to participants that includes several synthetic GICs which simulate the performance of guaranteed investment contracts through an issuer’s guarantee of a specific interest rate and a portfolio of financial instruments that are owned by the Master Trust. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus credited earnings, less participant withdrawals. The interest rate of the fund is reset quarterly based on market rates of other similar investments, the current yield of the underlying investments, and the spread between the market value and contract value.

The synthetic GICs include underlying assets consisting of various fixed income securities which are held in a trust owned by the Master Trust and utilize benefit-responsive wrapper contracts issued by JP Morgan Chase, Nationwide Life Insurance Company, Prudential Insurance Company of America, Transamerica Premier Life, American General Life Company, Metropolitan Life Insurance Company, State Street Bank and Trust Company, Pacific Life Insurance Company, and Massachusetts Mutual Life Insurance Company. The wrapper contracts are designed to allow participants to execute Blended Interest Fund transactions at contract value under most circumstances. The Master Trust’s ability to receive amounts due pursuant to the wrapper contracts depends on the issuers’ ability to meet their financial obligations under the wrapper contracts, which may be affected by future economic and regulatory developments. In addition, certain events such as Plan termination or a Plan merger initiated by the Company may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract which may result in transacting at less than contract value. Plan management believes that any events that may limit the ability of the Plan to transact at contract value are not probable.

Fair Value Measurements

The guidance on fair value measurements provides a hierarchy for measuring fair value that prioritizes the inputs to valuation techniques. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described below:

●	Level 1 - Quoted prices in active markets for identical assets or liabilities.
●	Level 2 - Significant other observable inputs such as quoted prices for similar assets or liabilities in active markets; identical assets or liabilities in inactive markets; observable inputs such as interest rates and yield curves; and other market-corroborated inputs.
●	Level 3 - Significant unobservable inputs.

The following tables set forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at October 31, 2023 and 2022.

	Master Trust Investments
	Fair Value Measurements
	at October 31, 2023

	Level 1	Level 2	Level 3	Total

Deere & Company Common Stock	$1,125,737			$1,125,737
Mutual Funds	96,380			96,380
Fidelity BrokerageLink Accounts	515,278			515,278
Total Investments	$1,737,395			$1,737,395

Common Collective Trust Funds Measured at
Net Asset Value				$7,842,306

Total Investments at Fair Value				$9,579,701

	Master Trust Investments
	Fair Value Measurements
	at October 31, 2022

	Level 1	Level 2	Level 3	Total

Deere & Company Common Stock	$1,275,541			$1,275,541
Mutual Funds	90,940			90,940
Fidelity BrokerageLink Accounts	456,372			456,372
Total Investments	$1,822,853			$1,822,853

Common Collective Trust Funds Measured at
Net Asset Value				$7,077,795

Total Investments at Fair Value				$8,900,648

The Master Trust holds shares or interests in investments where the fair value is estimated based on the net asset value per share (or its equivalent). At October 31, 2023 and 2022, there were no unfunded commitments or redemption restrictions, and the fair values are summarized as follows:

	2023	2022
	Fair Value	Fair Value

Lifepath Index Funds	$3,795,303	$3,374,547
Stock Index Fund	1,013,230	914,875
Bond Index Funds	234,129	246,063
Real Estate Index Fund	28,989	31,625
Small-Mid Cap Funds	368,666	377,390
Large Cap Funds	1,908,808	1,693,580
Commodity Index Fund	21,773	26,443
Emerging Markets Fund	32,575	29,280
Mutual Funds	210,232	179,910
International Stock Funds	228,601	204,082
	$7,842,306	$7,077,795
4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan held 2,445,196 and 2,548,877 shares of common stock of Deere & Company, the sponsoring employer, with a cost basis of approximately $266 million and $250 million at October 31, 2023 and 2022, respectively. During the year ended October 31, 2023, the Plan recorded dividend income of approximately $11.8 million from the Company’s common stock.

The Plan also holds mutual funds administered by Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Plan trustee, investment manager, and recordkeeper. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

The Plan issues loans to participants, which are secured by the vested balances in the participants’ accounts.

5.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter dated October 5, 2016, in which the IRS determined that the Plan and related trust were designed in compliance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2020.

6.PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, account balances would become fully vested and be distributed to participants.

* * * * *

SUPPLEMENTAL SCHEDULE

JOHN DEERE SAVINGS AND INVESTMENT PLAN
EMPLOYER ID NO.: 36-2382580
PLAN NO.: 003

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF OCTOBER 31, 2023

Current
(in thousands of dollars)	Value**

LOANS TO PARTICIPANTS (at interest rates of 5.25% to 10.50%, various
maturity dates through November 2033)*	$41,035

* Represents a party-in-interest to the Plan.
** Cost information is not required for participant-directed investments and not included.

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the John Deere Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHN DEERE SAVINGS AND INVESTMENT PLAN
(Name of Plan)

Date: April 18, 2024	By:	/s/ Felecia Pryor
Felecia Pryor
Senior Vice President & Chief People Officer Deere & Company